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SEC FILE NUMBER
000-22430

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Asyst Technologies, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
46897 Bayside Parkway

Address of Principal Executive Office (Street and Number)
Fremont, California 94538

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Asyst Technologies, Inc. is unable to file timely its Form 10-K for its fiscal year ended March 31, 2009, without unreasonable effort or expense, due primarily to the United States bankruptcy and Japanese reorganization proceedings described below, associated lack of financial and other resources necessary to prepare the Form 10-K, and the inability of the company to obtain and prepare financial information on a consolidated basis and in accordance with generally accepted accounting principles that includes its Japanese subsidiaries.
As previously reported on Form 8-K filed with the SEC on April 24, 2009, Asyst Technologies, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code on April 20, 2009 (Case Number 09-43246-RJN), in the United States Bankruptcy Court for the Northern District of California (Oakland). As previously reported, the company’s Japanese subsidiaries, Asyst Technologies Japan Holdings Company, Inc. and Asyst Technologies Japan, Inc., entered into related voluntary proceedings under Japan’s Corporate Reorganization Law (Kaisha Kosei Ho) on April 20, 2009. As a result of these proceedings in Japan, Asyst does not have the necessary ability to obtain current financial information from the Japanese subsidiaries and believes the current value of its equity in these subsidiaries is zero
Asyst’s common stock may have no future value and may be cancelled in connection with the bankruptcy proceeding. Asyst does not currently expect that it will reorganize and continue as a publicly traded company after completion of the bankruptcy proceedings.
Financial and other information filed with the court in the Chapter 11 proceeding may be available electronically, along with other documents filed with the Court and other information concerning the bankruptcy proceeding, on the internet website of Asyst’s claims agent at https://www.claim-agent.net/AsystReorg.
Subsequent to April 24, 2009, Asyst has filed Forms 8-K with the SEC containing information relating to Asyst, including certain financial information for Asyst filed with the court in the Chapter 11 proceeding. Asyst cautions investors and potential investors not to place undue reliance upon that financial information, which was not prepared for the purpose of providing the basis for an investment decision relating to any securities of the Asyst. The financial information is limited in scope, covers limited time periods, and has been prepared solely for the purpose of complying with the requirements of the court. The financial information was not audited or reviewed by independent accountants, was not prepared in accordance with Generally Accepted Accounting Principles in the United States, is in a format prescribed by applicable bankruptcy laws, is subject to future adjustment and reconciliation, and is not indicative of Asyst’s financial condition or operating results for the period that would be reflected in Asyst’s financial statements that would otherwise be filed in periodic reports under the Securities Exchange Act of 1934.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paula C. LuPriore Executive Vice President, Chief Operating Officer and Chief Restructuring Officer	510	661-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III, Asyst is not able to estimate the anticipated change in results of operations on a consolidated basis in accordance with generally accepted accounting principles. Asyst believes it is unlikely that it will be able to report results of operations on a consolidated basis for the fiscal year ending March 31, 2009.
Asyst Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 10, 2009	By	/s/ Steve Debenham

Steve Debenham
Senior Vice President, General Counsel & Secretary

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